UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

MILESTONE SCIENTIFIC INC.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
59935P100
(CUSIP Number)
Stephen A. Zelnick, Esq.
Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, New York 10022
Tel: (212) 838-5030
Fax: (212) 838-9190
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59935P100

1	NAMES OF REPORTING PERSONS Leonard Osser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,269,053

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,269,053

WITH	10	SHARED DISPOSITIVE POWER

		14,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,283,253

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 2 of 5 Pages

CUSIP No.	59935P100
Item 1. Security and Issuer.
Name of Issuer: Milestone Scientific Inc. (the “Company”)
Address of Issuer’s Principal Executive Offices:
45 Knightsbridge Road
Piscataway, New Jersey 08854
Security: Common Stock, par value $.001 per share (“Shares”).
Item 2. Identity and Background.
(a) Name of Reporting Person: Leonard Osser (the “Reporting Person”)
(b) The Business Address of the Reporting Person is:
c/o Milestone Scientific Inc.
45 Knightsbridge Road
Piscataway, NJ 08854
(c) Principal Occupation of the Reporting Person:
The Reporting Person is the Chief Executive Officer and a director of the Company.
(d) Criminal Convictions involving the Reporting Person:
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Civil Proceedings involving the Reporting Person:
During the last five years, the Reporting Person has not been: (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; nor (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship: The Reporting Person is a citizen of the United States.

Page 3 of 5 Pages

CUSIP No.	59935P100
Item 3. Source and Amount of Funds or Other Consideration.
The Company granted options to the Reporting Person to purchase 253,164 Shares at a price of $1.74 per Share pursuant to the Reporting Person’s Employment Agreement with the Company. Between 2005 and 2009, the Reporting Person also earned an aggregate of 676,676 Shares at prices ranging from $0.55 to $1.78 per Share, pursuant to his Employment Agreement with the Company, though the 676,676 Shares will not be issued until after his employment with the Company terminates. None of these transactions were paid for with borrowed funds or funds obtained for the purpose of acquiring, holding, trading or voting the securities.
Item 4. Purpose of the Transaction.
The Reporting Person acquired the Shares for the purpose of investment in the Company.
Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Company or any of its subsidiaries; (d) any change in the Company’s Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company’s business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Company by any person; (h) causing any class of securities of the Company to be delisted; (i) the Company’s common stock to be eligible for termination of registration under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.
Item 5. Interest in Securities of the Issuer.
(a) The Reporting Person is deemed to beneficially own all 2,283,253 Shares, representing 15.5% of the outstanding Shares. This percentage is based on 14,752,016 Shares outstanding as of January 26, 2010.
(b) (i) The Reporting Person possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 2,269,053 Shares; and
(ii) The Reporting Person possesses shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 14,200 Shares.
(c) The Reporting Person effected no transactions in the Shares during the past 60 days.
(d) The Reporting Person’s wife has the right to receive or the power to direct receipt of dividends from, or the proceeds from, the sale of 14,200 Shares of the 2,283,253 Shares beneficially owned by the Reporting Person.
(e) Not applicable.

Page 4 of 5 Pages

CUSIP No.	59935P100
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
Except as otherwise noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
None.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 2, 2010

/s/ Leonard Osser
Leonard Osser

Page 5 of 5 Pages